Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	(Unaudited)
	Six Months Ended
	June 30,				Twelve Months Ended December 31,
(dollar amounts in thousands)	2012		2011		2011		2010		2009		2008		2007
Earnings:

Income (loss) before income taxes	$407,439		$356,089		$707,234		$352,311		$(3,678,183)		$(296,008)		$22,643

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	44,091		50,109		97,035		102,969		155,269		351,672		431,320

Earnings available for fixed charges, excluding interest on deposits	451,530		406,198		804,269		455,280		(3,522,914)		55,664		453,963
Add: Interest on deposits	85,570		144,100		260,051		439,050		674,101		931,679		1,026,388

Earnings available for fixed charges, including interest on deposits	537,100		550,298		1,064,320		894,330		(2,848,813)		987,343		1,480,351

Fixed Charges:
Interest expense, excluding interest on deposits	35,740		42,247		81,004		87,537		139,754		334,952		415,063
Interest factor in net rental expense	8,351		7,862		16,031		15,432		15,515		16,720		16,257
Preferred stock dividends	16,033		15,407		30,813		172,032		174,756		46,400		—

Total fixed charges, excluding interest on deposits	60,124		65,516		127,848		275,001		330,025		398,072		431,320
Add: Interest on deposits	85,570		144,100		260,051		439,050		674,101		931,679		1,026,388

Total fixed charges, including interest on deposits	$145,694		$209,616		$387,899		$714,051		$1,004,126		$1,329,751		$1,457,708

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	7.51	x	6.20	x	6.29	x	1.66	x	(10.67	)x	0.14	x	1.05	x
Including interest on deposits	3.69	x	2.63	x	2.74	x	1.25	x	(2.84	)x	0.74	x	1.02	x